FOR IMMEDIATE RELEASE               CONTACT: Zelma Branch
March 11, 1999                               Halliburton Public Relations
                                             713-676-7067
                                             Dirk Vande Beek, Manager
                                             Halliburton Public Relations
                                             713-676-8097


      Halliburton's Kellogg Brown & Root joint venture will execute major
                            LNG expansion in Nigeria

           Consortium to continue work at Bonny Island on third train

DALLAS, Texas -- Nigeria LNG Limited has awarded a turn key engineering and construction contract for a major expansion of its Liquefied Natural Gas complex at Bonny Island to a joint venture of Technip, Snamprogetti, Kellogg Brown & Root and JGC Corporation affiliates. Kellogg Brown & Root is a subsidiary of Halliburton Company (NYSE:HAL).

The third train and associated facilities included in the expansion will increase the capability of the complex to process associated gas feedstock, enabling a major reduction in gas flaring in Nigeria. In addition to the environmental benefits, the expansion is expected to generate large export earnings for Nigeria and establish NLNG as an increasingly significant player in the global natural gas industry.

"We are proud to continue our work with NLNG to expand the world class facility we are building in Nigeria," said Dave Lesar, president of Halliburton Co.

"This win extends Kellogg Brown & Root's track record in the LNG market and demonstrates our ability to team with our partners in bringing our world class engineering, construction, and project execution skills to complex projects," added A. J. (Jack) Stanley, president of Kellogg Brown & Root.

With the expansion,  LNG production  capacity from the complex will be more than
8.6 million tons per annum by the time all three trains are in operation in 2002. The initial phase of the grassroots Bonny Island complex is currently in construction by the joint venture, with first LNG exports targeted later this year.

The shareholders in Nigeria LNG Limited are Nigerian National Petroleum Company and subsidiaries of Royal Dutch/Shell, Elf Aquitaine and Agip.


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

Headquartered in Houston, Kellogg Brown & Root is an international, technology-based engineering and construction company providing a full spectrum of industry-leading services to the hydrocarbon, chemical, energy, forest products, manufacturing, and mining and minerals industries.

Halliburton Company is one of the world's largest diversified energy services, engineering, construction, maintenance, and equipment companies. The company's World Wide Web can be accessed at http://www.halliburton.com.

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